

# Investor Update

BROWN SHOE COMPANY, INC.

October 2010

**Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:**

This investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include  (i) changing consumer demands, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (ii) the timing and uncertainty of activities and costs related to the Company's information technology initiatives, including software implementation and business transformation; (iii) potential disruption to the Company's business and operations as it implements its information technology initiatives; (iv) the Company's ability to utilize its new information technology system to successfully execute its strategies; (v) intense competition within the footwear industry; (vi) rapidly changing fashion trends and purchasing patterns; (vii) customer concentration and increased consolidation in the retail industry; (viii) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (ix) the Company's ability to attract and retain licensors and protect its intellectual property; (x) the Company's ability to secure/exit leases on favorable terms; (xi) the Company's ability to maintain relationships with current suppliers; (xii) compliance with applicable laws and standards with respect to lead content in paint and other product safety issues; (xiii) the Company's ability to successfully execute its international growth strategy; (xiv) the Company's ability to source product at a pace consistent with increased demand for footwear; and (xv) the impact of rising prices in a potentially inflationary global environment.  The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the year ended January 30, 2010, which information is incorporated by reference herein and updated by the Company's Quarterly Reports on Form 10-Q. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

-   October 15, 2010


NOTE:  During fiscal 2010, the Company did not issue formal earnings per share guidance for either full-year or quarterly results in its earnings releases and conference calls.  However, on August 25, 2010, it did supply a perspective on a number of operating metrics in its press release and conference call.  This presentation does not represent an interim change, update, or affirmation of the metrics provided on August 25, 2010.



# Why Invest in Brown Shoe?

- Powerful brands that command leading market share

- Clear opportunities to grow sales and margins

- Strategic initiatives in place to maximize favorable footwear cycle

- Portfolio aligned with macro consumer trends of family, healthy living, and contemporary fashion

- Strong design, sourcing, and distribution expertise and fulfillment infrastructure

- Investments in talent, technology, and marketing to drive future growth

- Solid balance sheet and 351 consecutive quarters paying a dividend

# At A Glance

Our Company

- A leading footwear company with $2.4 billion in sales (TTM*)

- Adjusted EPS** of $1.00 (TTM)

- Market capitalization of more than $500 million

Our Brands

- Famous Footwear – leading family branded footwear retailer

- Naturalizer – one of the world's largest women's comfort brands

- Dr. Scholl's – iconic global health and wellness brand

- A leader in Contemporary Fashion

*All TTM (trailing twelve months) data included in this document refers to the period ending July 31, 2010, unless otherwise noted
**See Appendix for reconciliation

# Brown Shoe Business Mix

## $2.4 billion in sales
(Trailing 12 Months July 31,2010)

### Business Mix



Wholesale 28%

Retail 72%

### Brand Mix



All Other

Contemporary Fashion

DrScholl's SHOES

naturalizer

Famous Footwear

# Leading Footwear Retailer and Wholesaler



**Top Footwear Retailers***

$ in millions

■ 12 Mo End Jul10  ■ 12 Mo End Jul09  ■ 12 Mo End Jul08

*Trailing 12 months July according to NPD's Consumer Panel



**Top Women's Fashion Wholesalers***

$ in millions

■ 12 Mo End Jul10  ■ 12 Mo End Jul09  ■ 12 Mo End Jul08

*Trailing 12 months July according to NPD's Retail Point of Sale Tracking Service. Channels include Department Stores, National Chains, National Shoe Chains, and Athletic Specialty

asics
PUMA
Clarks
ryka
LifeStride
Lugz
SKECHERS
naturalizer

AEROSOLES
ROCKET DOG
adidas
TOMMY HILFIGER
saucony
ROXY
BEARPAW
DOCKERS

Famous Footwear

STEVE MADDEN
Timberland
Dr Scholl's
DC
Reebok

CONVERSE
REPORT
BusterBrown
Dr. Martens
Kenneth Cole

Teva
Keds
Blowfish MALIBU
new balance

FRANCO SARTO
K-SWISS
FERGALICIOUS BY FERGIE
ROCKPORT
VANS
b·ø·c Born Concept
Columbia
BIRKENSTOCK



# Famous Footwear

- Leading family branded footwear retailer

- Represents 61% of total Company sales

- Sales of $1.4 billion and operating margin of 6.0% (TTM). Peak operating margin of 7.0% in 2006 and sales per square foot of $185

- Strong broad-based sales momentum for the trailing twelve month period
    - Same-store sales increased 10.0%
    - Sales per square foot increased to $179 versus $162 in the prior period
    - All categories, channels, and geographies grew in first half 2010

- Primary target customers are active, contemporary moms who seek national, powerful, recognized brands at a value for themselves and their families

- Approximately 110 million customer visits per year and one in ten families visit Famous Footwear during the Back-To-School season

- More than 1,100 stores in all 50 states

# Famous Footwear





Note: TTM figures are as of July 31, 2010. The adjusted operating earnings calculation for 2008 adds back $3.8 million of special charges related to the Company's expense and capital containment initiatives.

- Store concept works well across channels – mall, strip and outlet

- 1,128 stores in all 50 states

- Lease negotiations have netted over $12 million in annual expense savings*



*Savings represent the difference between renegotiated lease costs compared to the prior commitments.

Famous
Footwear

# Famous Footwear – Growth Initiatives

- Growth targets:
  - Annual same-store sales increase in low-single digits
  - Operating margin goal of 10%

- Real Estate Portfolio:
  - Increasing store productivity through real estate portfolio improvements
  - Stricter opening and closing criteria leading to new stores performing at over $200 / sq. ft., while continuing to close underperforming stores
  - Longer-term target of $225+ / sq. ft.
  - Plan to increase store base over next three years by net +5, +25, and +25 stores, respectively
  - Long-term opportunity for 1,500 stores



Store Base
Opened/
Closed
Year-end
Stores
92
46
999
110
35
1,074
89
25
1,138
55
64
1,129
30-35
50
1,109-
1,114
2006
2007
2008
2009
2010E

# Famous Footwear – Growth Initiatives
(Continued)

- Marketing:
    - Increasing brand awareness by strengthening Make Today Famous across all customer touchpoints
    - Driving differentiation through innovative marketing while at the same time significantly reducing promotional cadence
    - Increasing annual marketing investment to 3.7% of sales in 2010 from four-year average of 3.1%. Plan to maintain rate over next few years.
    - Established national media coverage for the first time while also growing targeted localized marketing efforts. Generated 1.3 billion impressions through TV and radio advertisements during Back-To-School season
    - Expanding viral, digital, social media, and multichannel initiatives

  


Famous
Footwear

# Famous Footwear – Growth Initiatives
(Continued)

- Customer Engagement:
  - Evolving the customer retail experience
  - Conversion was the primary driver of same-store performance in first half of 2010
  - Energized associate base connecting with consumers throughout store experience and purchase process
  - Increasing depth in assortment and sizing to provide more choices to customers

- Healthy Living:
  - Strengthening position as the destination for healthy living and fitness footwear in the family channel
  - Partnering with key vendors to obtain leadership position in the evolving fitness category
  - Expanding Mind, Body, Sole in-store shops
  - Focusing marketing communications on great brands and fitness product


TURN THE PAGE
for a SPECIAL
SAVINGS
OFFER!
mind
body
sole
KELLY
RIPA
on fitness, family
and being famous
MAKE TODAY FAMOUS.




Get out and GO!

*Page Intentionally Left Blank*

# Wholesale Brands

- Diverse portfolio of brands targeting a broad array of consumer segments and spanning distribution channels, from mass merchants to premium department stores

- Represents 28% of total Company sales

- Sales of $674.3 million (TTM), a 2.6% increase versus the prior period, and adjusted operating margin* of 6.8%

- Positive current momentum with sales expected to grow in the high-teen's for full year 2010

- Focusing on the faster-growing, higher-margin branded business while deemphasizing lower-margin private label business



**Sales and Margin Performance**

* Adjusted operating margin for 2009 excludes $0.3 million of costs related to IT initiatives. Adjusted operating margin for 2008 excludes $129.1 million and $14.4 million of costs related to impairment of goodwill and intangible assets and expense and capital containment initiatives, respectively. Adjusted operating margin for 2007 and 2006 excludes $4.2 million and $3.6 million, respectively, related to earnings enhancement plan. Adjusted operating margin for 2006 excludes $3.8 million related to the Bass license withdrawal.

# Wholesale Brands

- Naturalizer
    - Global comfort brand with distribution in over 50 countries
    - Approximately $500 million in net sales at retail worldwide
    - Top 4 women's fashion brand across domestic channels*
- Dr. Scholl's
    - Leading global health and wellness brand that spans gender, age, distribution channels, and categories.  In over 8,000 retail doors in North America
- Contemporary Fashion Brands
    - Via Spiga, Franco Sarto, Sam Edelman, Vera Wang, Etienne Aigner, Carlos Santana, Fergie
    - Young, high-demand brands poised for expansion
    - Total contemporary business has grown from approximately $20 million in net sales in 2004 to approximately $250 million through the first half of 2010 on a trailing 12 month basis

**Sales by Channel**



Specialty Stores 24%

Department Stores 23%

Mid-Tier 32%

Mass 21%

*Q2'10 according to NPD's POS Tracking Service



# Wholesale – Growth Initiatives

- Goal of low-double digit operating margin driven by mid-single digit annual sales growth

- Enhancing product innovation and trend-right product styling across brands and bringing new products, concepts, and technologies to market

- Driving growth across core brands through key consumer platforms of healthy living and contemporary fashion

    - Growth of Naturalizer through brand family strategy, with Naya in premium department stores and Natural Soul in national chains

    - Dr. Scholl's channel expansion with enhanced technology and athletic-inspired product

    - Accelerating growth of contemporary fashion brands with door expansion opportunities in premium department stores, independents, and direct-to-consumer channels. High-single digit annual sales growth expectations

- International expansion focused on Naturalizer and emerging contemporary fashion brands

- Driving gross margin and expense efficiencies through enhanced systems and processes

# Global Sourcing

- Brown Shoe sourcing operations source the majority of the Company's footwear for both Wholesale and the Specialty Retail segments and a portion of the footwear sold by Famous Footwear

- Sourcing, sales, and design operations in China, Italy, Brazil, Hong Kong, and Macau

- In 2009, sourced 98% of footwear from China, with approximately half of product sourced from the inland regions, such as Putian, and the remainder from Dongguan

- Trusted long-term relationships with retail, vendor, and factory partners

- Mitigating expected cost pressures in the second half of 2010 and full year 2011 through
  - Migration to lower-cost sourcing markets over last few years
  - Leveraging scale and factory/retail partnerships
  - Enhancing flow of product to meet seasonal windows and deliver on-time



# Financial Results

- Execution of strategy has led to strong improvement over last four quarters

- Trailing twelve month adjusted EPS* of $1.00, achieved in faster timeframe than originally anticipated

- Improving sales and gross margins across segments

- Adjusted EBITDA* increased 150% for trailing twelve month period

- Debt-to-Capital ratio* of 32.1% at end of second quarter, down from 33.7% in the year-ago period

- Expect 2010 consolidated sales growth in the low double-digits

- Long-term goal of high single-digit operating margin and ROIC of mid- to high-teen's

*See Appendix for reconciliation



# Appendix

**Non-GAAP Financial Measures**

In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings (loss) and earnings (loss) per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

# Consolidated Results Trailing Twelve Months

| ($ in millions except EPS) | 12 Months Ended July 31, 2010 | 12 Months Ended August 1, 2009 | % Chg. |
|---|---|---|---|
| Net Sales | $2,375.1 | $2,203.0 | 7.8% |
| Operating Earnings (Loss) | | | |
| GAAP | $77.1 | ($204.2) | ++ |
| Adjusted** | $88.0 | $2.1 | ++ |
| EPS* | | | |
| GAAP | $0.84 | ($3.72) | ++ |
| Adjusted** | $1.00 | $0.00 | ++ |
| Gross Profit Rate | 41.2% | 38.8% | |
| Adjusted EBITDA** | $138.0 | $55.3 | 149.6% |

*Diluted earnings (loss) per common share attributable to Brown Shoe Company, Inc. shareholders (hereafter "Earnings (Loss) Per Diluted Share")
**See Appendix page 24 and 26 for reconciliation

# Segment Operating Results Trailing Twelve Months

| ($ in millions) | Famous Footwear | | Wholesale Operations | | Specialty Retail | |
|---|---|---|---|---|---|---|
| | 12 Mos. Ended July 31, 2010 | 12 Mos. Ended August 1, 2009 | 12 Mos. Ended July 31, 2010 | 12 Mos. Ended August 1, 2009 | 12 Mos. Ended July 31, 2010 | 12 Mos. Ended August 1, 2009 |
| Net Sales | $1,441.4 | $1,306.7 | $674.3 | $657.0 | $259.4 | $239.4 |
| Gross Profit | $645.9 | $559.6 | $220.8 | $196.2 | $110.7 | $98.3 |
| Gross Profit Rate | 44.8% | 42.8% | 32.7% | 29.9% | 42.7% | 41.1% |
| Operating Earnings (Loss) | $86.4 | $10.3 | $45.0 | ($114.5) | ($9.4) | ($33.3) |
| Operating Earnings (Loss) % | 6.0% | 0.8% | 6.7% | -17.4% | -3.6% | -13.9% |
| Charges / Other Items: | | | | | | |
|   IT Initiatives | - | - | $0.6 | $0.1 | - | - |
|   Impairment of Goodwill and Intangible Assets | - | $3.5 | - | $129.1 | - | $16.6 |
|   Expense & Capital Containment Initiatives | - | $3.8 | - | $14.4 | - | $0.6 |
| Total Charges / Other Items | - | $7.3 | $0.6 | $143.6 | - | $17.2 |
| | | | | | | |
| Adjusted Operating Earnings (Loss) | $86.4 | $17.6 | $45.6 | $29.1 | ($9.4) | ($16.1) |
| Adjusted Operating Earnings (Loss) % | 6.0% | 1.3% | 6.8% | 4.4% | -3.6% | -6.7% |

# Outlook

The Company has provided perspective on certain operating and balance sheet metrics to enhance transparency and provide insight into management expectations.  The below metrics were provided on August 25, 2010 and this should not be considered an interim change, update, or affirmation of these metrics.  All following metrics are for the full year 2010 unless otherwise noted.

| | |
|---|---|
| Consolidated Net Sales: | Expected to grow in the low double-digit range for the full year 2010 and increase in the low-teens range in the third quarter |
| Famous Footwear: | Same-store sales for the full year and the third quarter 2010 are expected to grow in the high single- to low-double digit range. Expected to open 30-35 new stores during the year, while closing 50 stores |
| Wholesale: | Net sales are expected to grow in the high-teens range for the full year 2010 with low- to mid-20's growth in the third quarter |
| Gross Profit Rate: | 40.0 to 40.5% in the second half |
| Selling and Administrative Expenses: | For the full year 2010, 37.5 to 38.0% of net sales, which includes approximately $7.0 to $7.5 million in expense for IT initiatives. For third quarter, 35.8 to 36.3% of net sales, which includes approximately $2.0 to $2.5 million of expense for IT initiatives |
| Depreciation & Amortization*: | $50 to $52 million |
| Interest Expense, Net: | $20 to $21 million |
| Taxes: | Effective rate of 36.5% to 37.0% |
| Capital Expenditures**: | $60 to $63 million, primarily related to information technology initiatives, new stores and remodels, and general infrastructure |

*Excludes amortization of debt issuance costs

**Includes purchases of property and equipment and capitalized software

# Balance Sheet

| ($ in thousands) | | July 31, 2010 | | August 1, 2009 | | January 30, 2010 |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| | | | | | | |
| Cash and cash equivalents | $ | 30,724 | $ | 37,274 | $ | 125,833 |
| Receivables | | 106,149 | | 72,156 | | 84,297 |
| Inventories | | 578,085 | | 526,808 | | 456,682 |
| Prepaid expenses and other current assets | | 33,206 | | 41,877 | | 41,437 |
| Total current assets | | 748,164 | | 678,115 | | 708,249 |
| | | | | | | |
| Other assets | | 118,884 | | 110,540 | | 113,114 |
| Intangible assets, net | | 73,876 | | 80,613 | | 77,226 |
| Property and equipment, net | | 136,207 | | 155,550 | | 141,561 |
| Total assets | $ | 1,077,131 | $ | 1,024,818 | $ | 1,040,150 |
| | | | | | | |
| **LIABILITIES AND EQUITY** | | | | | | |
| | | | | | | |
| Borrowings under revolving credit agreement | $ | 35,500 | $ | 47,500 | $ | 94,500 |
| Trade accounts payable | | 294,845 | | 233,791 | | 177,700 |
| Other accrued expenses | | 139,675 | | 133,652 | | 141,863 |
| Total current liabilities | | 470,020 | | 414,943 | | 414,063 |
| | | | | | | |
| Long-term debt | | 150,000 | | 150,000 | | 150,000 |
| Deferred rent | | 38,011 | | 42,049 | | 38,869 |
| Other liabilities | | 27,555 | | 29,570 | | 25,991 |
| | | | | | | |
| Total Brown Shoe Company, Inc. shareholders' equity | | 391,071 | | 379,583 | | 402,171 |
| | | | | | | |
| Noncontrolling interests | | 474 | | 8,673 | | 9,056 |
| Total equity | | 391,545 | | 388,256 | | 411,227 |
| Total liabilities and equity | $ | 1,077,131 | $ | 1,024,818 | $ | 1,040,150 |

# Income Statement

| ($ in thousands, except per share data) | Thirteen Weeks Ended | | Twenty-six Weeks Ended | |
|---|---|---|---|---|
| | July 31, 2010 | August 1, 2009 | July 31, 2010 | August 1, 2009 |
| Net sales | $ 585,756 | $ 511,621 | $ 1,183,474 | $ 1,050,361 |
| Cost of goods sold | 347,286 | 307,981 | 697,444 | 638,557 |
| Gross profit | 238,470 | 203,640 | 486,030 | 411,804 |
| Selling and administrative expenses | 224,448 | 206,620 | 448,963 | 419,337 |
| Restructuring and other special charges, net | 1,891 | 1,998 | 3,608 | 4,612 |
| Operating earnings (loss) | 12,131 | (4,978) | 33,459 | (12,145) |
| Interest expense | (4,810) | (4,914) | (9,322) | (10,163) |
| Interest income | 49 | 145 | 67 | 288 |
| Earnings (loss) before income taxes | 7,370 | (9,747) | 24,204 | (22,020) |
| Income tax (provision) benefit | (2,582) | 5,531 | (8,881) | 10,733 |
| Net earnings (loss) | $ 4,788 | $ (4,216) | $ 15,323 | $ (11,287) |
| Less: Net (loss) earnings attributable to noncontrolling interests | (473) | 29 | 16 | 561 |
| Net earnings (loss) attributable to Brown Shoe Company, Inc. | $ 5,261 | $ (4,245) | $ 15,307 | $ (11,848) |
| Basic earnings (loss) per common share attributable to Brown Shoe Company, Inc. shareholders | $ 0.12 | $ (0.10) | $ 0.35 | $ (0.28) |
| Diluted earnings (loss) per common share attributable to Brown Shoe Company, Inc. shareholders | $ 0.12 | $ (0.10) | $ 0.35 | $ (0.28) |
| Basic number of shares | 42,147 | 41,583 | 41,951 | 41,574 |
| Diluted number of shares | 42,463 | 41,583 | 42,267 | 41,574 |

# Reconciliation of GAAP to Adjusted (Non-GAAP) Earnings

| ($ in thousands, except per share data) | Twelve Months Ended July 31, 2010 | | | | Twelve Months Ended August 1, 2009 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Operating Earnings (Loss) | Net Earnings (Loss) Attributable to Brown Shoe Company, Inc. | Diluted Earnings (Loss) Per Share | | Operating Earnings (Loss) | Net (Loss) Earnings Attributable to Brown Shoe Company, Inc. | Diluted (Loss) Earnings Per Share |
| GAAP earnings (loss) | $77,127 | $36,655 | $0.84 | | ($204,153) | ($154,498) | ($3.72) |
| Charges / Other Items: | | | | | | | |
| Impairment of goodwill and intangible assets | – | – | – | | 149,150 | 119,203 | 2.87 |
| Expense and capital containment initiatives | – | – | – | | 30,876 | 19,091 | 0.46 |
| Headquarters consolidation | (1,864) | (1,139) | (0.03) | | 18,378 | 11,253 | 0.27 |
| IT initiatives | 8,159 | 5,256 | 0.12 | | 7,889 | 5,070 | 0.12 |
| Organizational changes | 4,624 | 2,825 | 0.07 | | – | – | – |
| Total charges / other items | $10,919 | $6,942 | $0.16 | | $206,293 | $154,617 | $3.72 |
| Adjusted earnings | $88,046 | $43,597 | $1.00 | | $2,140 | $119 | $0.00 |

# Debt-to-Capital Ratio

| ($ in millions) | July 31, 2010 | August 1, 2009 |
|---|---|---|
| Total Debt Obligations* | $185.5 | $197.5 |
| Total Equity | $391.5 | $388.3 |
| Total Capital | $577.0 | $585.8 |
| Debt-to-Capital Ratio** | 32.1% | 33.7% |

\*     Includes long-term debt and borrowings under revolving credit agreement

\*\*    Total Debt Obligations divided by Total Capital

**Non-GAAP Financial Measures**
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings (loss) and earnings (loss) per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

# Reconciliation of Operating Earnings (Loss) to Adjusted EBITDA

| ($ in millions) | 12 Months Ended July 31, 2010 | 12 Months Ended August 1, 2009 |
|---|---|---|
| Operating Earnings (Loss) | $77.1 | ($204.2) |
| Charges / Other Items* | 10.9 | 206.3 |
| Adjusted Earnings Before Interest and Taxes (EBIT) | $88.0 | $2.1 |
| Depreciation & Amortization** | 50.0 | 53.2 |
| Adjusted EBITDA | $138.0 | $55.3 |

\*   Includes impairment of goodwill and intangible assets and net restructuring and other special charges; see details on page 24

\*\*   Excludes amortization of debt issuance costs

**Non-GAAP Financial Measures**
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings (loss) and earnings (loss) per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.

# Famous Footwear – Store Economics

| Operating Performance | | |
|---|---|---|
| Average Sales | $1,246 | |
| | | % of Sales |
| Operating Profit | $79 | 6.3% |
| Depreciation & Amortization | $18 | |
| EBITDA | $97 | 7.8% |

| Cash Investment | |
|---|---|
| Fixed Assets | $201 |
| Tenant Allowances | ($113) |
| Inventory | $271 |
| Accounts Payable | ($92) |
| Net Cash | $267 |

| Return on Investment | |
|---|---|
| EBITDA | $97 |
| Cash Investment | $267 |
| Return on Investment | 36.5% |

Note: All dollars in thousands. Trailing12 month data through July 31, 2010, reflecting all stores open more than 1 year.

**Non-GAAP Financial Measures**
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP) and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings (loss) and earnings (loss) per diluted share adjusted to exclude certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help identify underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that may not be indicative of the Company's core operating results. These measures should not be considered a substitute for or superior to GAAP results.